Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 2, 2020

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statements of each of Destra Granahan Small Cap Advantage Fund and Destra Flaherty & Crumrine Preferred and Income Fund (Registration No. 811-22417)

Dear Ms. Browning:

The following responds to the Staff’s follow-up comments that you provided by telephone on November 24, 2020 regarding the review of the preliminary proxy statements filed by each of the Destra Granahan Small Cap Advantage Fund and the Destra Flaherty & Crumrine Preferred and Income Fund (each, a “Fund” and collectively, the “Funds”) on Schedule 14A on October 21, 2020 (each, a “Proxy” and together, the “Proxies”). These follow-up comments and responses relate to the comment response letter and related draft definitive proxy statement filed by the Registrant on November 20, 2020 (the “Comment Letter”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Funds’ response.

All Funds

1.	Comment: Current disclosure surrounding the payment of the compensation of the Trust’s Chief Compliance Officer (the “CCO”) indicates that that the fee will be paid by the Trust but is charged to each Fund. The Staff finds this disclosure misleading, so please revise the disclosure to clarify that each Fund, and therefore shareholders, will be responsible for the payment of its portion of such compensation.

Response: The disclosure has been revised as requested.

Ms. Kimberly Browning

December 2, 2020

2.	Comment: Current disclosure states that total annual operating expenses will not increase if the Trust, rather than the adviser, is responsible for the payment of the compensation of the CCO under the New Advisory Agreement. Furthermore, the Pro Forma tables reflect the same amount of “Other Expenses” as that which is shown for “Actual Expenses.” Please explain to the Staff how that is accurate, as the fee associated with the payment of the CCO’s compensation will be newly charged to each Fund.

Response: The Registrant respectfully notes that an error was discovered in the previous calculation of the Pro Forma expenses and as a result, all applicable disclosure has been revised to disclose that while “Other Expenses” for each Fund are expected to increase, each Fund’s “Total Annual Fund Operating Expenses” will be limited by each such Fund’s expense limitation agreement.

3.	Comment: Please ensure that disclosures regarding a Fund’s current and new expense limitation agreements clarify whether such agreements are identical or in the alternative, explain any material differences.

Response: The Funds have revised the disclosure, as appropriate.

4.	Comment: Please ensure that disclosures regarding a Fund’s current and new expense limitation agreements include the specific limits.

Response: The Funds have revised the disclosure, as appropriate.

5.	Comment: Please ensure that all references to the adviser being permitted to recoup any management fees waived or expenses reimbursed are revised to clarify that it may only do so for a period not to exceed three years from the date on which such waiver is made and further, may only recoup amounts waived or assumed, provided they are able to effect such recoupment without causing a Fund’s expense ratio (after recoupment) to exceed the lesser of (i) the expense limit in effect at the time of the waiver and (ii) the expense limit in effect at the time of the recoupment.

Response: The disclosure has been revised, as appropriate.

6.	Comment: Please supplementally confirm to the Staff that no party will seek reimbursement for any payment of expenses made in connection with the Proxies.

Response: No party will seek any reimbursement from any Fund for any payment of expenses made in connection with the Proxies.

Ms. Kimberly Browning

December 2, 2020

7.	Comment: The Registrant noted in the Comment Letter that “the Continuum transaction will eventually result in certain officers receiving an equity allocation in Destra Capital Management LLC (“DCM”) as a part of their compensation for their roles in DCM.” Please revise the disclosure to clarify what is meant by “equity allocation” and disclose what officers are expected to be eligible.

Response: The disclosure has been enhanced to disclose that senior management and certain key employees of DCM are expected to receive ownership interests so that the entity is majority employee-owned.

Destra Flaherty & Crumrine Preferred and Income Fund

8.	Comment: The Registrant stated in the Comment Response that compensation and expenses of DFC will be equally split between Destra Capital Advisors LLC (“Destra”) and Flaherty & Crumrine Incorporated (“Flaherty & Crumrine”). It was further stated that Flaherty & Crumrine’s ownership stake in DFC, the Fund’s investment adviser, will result in more control of the investment adviser by the sub-adviser. Please revise the appropriate Board considerations to reflect the considerations of the aforementioned items and the resulting conclusions. If the Board did not consider such information, please explain to the Staff why they did not.
9.	Response: The Board did consider the fact that DFC will be jointly owned by Destra and Flaherty & Crumrine and that, as a result, Flaherty & Crumrine will have the ability to participate in the operation of DFC. Those considerations are disclosed under the caption “Factors Considered by the Trustees and their Recommendation – Nature, Extent and Quality of Service.” The Registrant will expand that disclosure as follows:

The Trustees considered the nature and scope of services to be provided by DFC under the New Advisory Agreement. The Trustees considered the fact that DFC was recently formed and it has no experience of its own in providing management services to registered investment companies. Notwithstanding that lack of experience, the Trustees considered the fact that DFC would be managed and jointly owned by the Fund’s current investment adviser, Destra, and the Fund’s current sub-adviser, Flaherty & Crumrine; that Destra and Flaherty & Crumrine will share equally the fees and expenses of DFC; that the investment approach, management team, personnel and other resources to be dedicated by DFC to the performance of services under the New Advisory Agreement would be consistent with the investment approach, management team, personnel and other resources that have historically been dedicated by Destra to the performance of services under the Current Advisory Agreement; that Flaherty & Crumrine, as a co-owner of DFC, may be in a position to support DFC in the performance of advisory services for the Fund and to participate in control of DFC; and that the terms and conditions of the New Advisory Agreement are substantially similar as the terms and conditions of the Current Advisory Agreement.

Ms. Kimberly Browning

December 2, 2020

10.	Comment: Please affirmatively confirm to the Staff that neither Destra nor Flaherty & Crumrine will experience any benefits other than that which were identified in response to Comment No. 39 in the Comment Letter. Furthermore, please confirm that the proxy disclosure clearly discloses the expected benefits to each party.

Response: The disclosure has been enhanced to note that each party will also benefit from the resources and expertise of the other.

11.	Comment: The Registrant stated in the Comment Response that compensation will be equally split between Destra and Flaherty & Crumrine. Please revise the disclosure to further explain what “compensation” means (e.g. advisory fees, other fees associated with ownership). Furthermore, please revise the disclosure to explain that the sub-advisor will receive its sub-advisory fee and its portion of the aforementioned compensation.

Response: The disclosure has been revised as requested.

12.	Comment: Please explain to the Staff why Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”) does not apply to the transaction.

Response: Section 15(f)(1) of the 1940 Act provides a non-exclusive safe harbor for investment advisors that was adopted in response to a court case relating to an advisor’s fiduciary duty in connection with the transfer of an advisory contract to another adviser for profit. In establishing DFC, the Fund’s proposed new investment adviser, neither Destra nor Flaherty & Crumrine received any compensation. Consequently, the Fund respectfully submits that Section 15(f)(1) of the 1940 Act is not applicable to the transaction.

Destra Granahan Small Cap Advantage Fund

13.	Comment: The Registrant stated in the Comment Response that “subsequent to the termination of the Fund’s current expense limitation agreement, Destra will be permitted to seek recoupment of any management fees waived or expenses reimbursed under such expense agreement for a period of up to three years from the date the fee was waived and/or expense assumed”. Please revise the Board considerations to reflect any deliberations or conclusions made by the Board, as to the appropriateness of Destra recouping such monies after the termination of the Fund’s current expense limitation agreement. To the extent that the Board did not consider such information, please explain to the Staff why they did not.

Response: The Board considered the fact that the proposed new expense limitation agreement is on the same terms and conditions as the current expense limitation agreement.  Encompassed within this Board consideration is the fact that the proposed new expense limitation agreement and the current expense limitation agreement each provide that any fee waiver or expense reimbursement is subject to repayment for a period of up to three years.  The Fund and its shareholders will therefore be entitled to the same fee waiver and expense reimbursement benefits as are currently in place.  The Board’s consideration of the expense limitation agreement appears under the caption “Factors Considered by the Trustees and their Recommendation – Fees and Expenses.”  The existing disclosure is reproduced below.  The Registrant will expand that disclosure to address the repayment of fee waivers and expense reimbursements as follows:

Ms. Kimberly Browning

December 2, 2020

The Trustees considered the fact that the New Advisory Agreement and the Existing Advisory Agreement contain identical fee structures, and that the Adviser Transaction and the New Advisory Agreement are not expected to have any impact on the Fund’s expense ratio or individual operating expenses. The Trustees also noted that upon termination of the Existing Advisory Agreement, the “Current Expense Agreement,” as defined below, will also terminate. Pursuant to the Current Expense Agreement, Destra agrees to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement do not exceed certain agreed upon levels. The Trustees considered the fact that if the Trust enters into the New Advisory Agreement, then Destra has agreed to enter into a new expense agreement (the “New Expense Agreement”) with the Fund on identical terms and conditions as the Current Expense Agreement. The Current Expense Agreement and the proposed New Expense Agreement each provide that fee waivers and expense reimbursements are subject to repayment by the Fund for a period of up to three years, provided that such repayment can be made without exceeding the limitation in place at that time. The New Expense Agreement will be subject to Board approval.

14.	Comment: Please enhance the disclosure to further explain how waived amounts will carry forward from the Fund’s current expense limitation agreement to the Fund’s new expense limitation agreement. Further, please disclose the amounts that are eligible for recoupment as of the most recent date practicable.

Response: The disclosure has been revised as requested.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely, /s/ Joshua B. Deringer Joshua B. Deringer